UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On February 1, 2022, Triterras, Inc. (the “Company” or “Triterras”) received notice from the staff of the Nasdaq Stock Market (the “Staff”) that the Nasdaq Hearings Panel (the “Panel”) has denied the Company’s appeal of the Staff’s December 10, 2021 decision to delist the securities of the Company and suspend trading in the securities of the Company. Pending the Panel’s decision, the suspension of trading had been stayed.

With the Panel’s decision having been rendered, trading in the Company’s securities on the Nasdaq Stock Market will be suspended effective with the open of business on February 3, 2022. After applicable appeal periods have lapsed, the Nasdaq Stock Market will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”).

The Company intends to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) within the applicable 15-day appeal period. The initiation of an appeal by the Company to the Listing Council will not stay the suspension of trading unless the Listing Council on its own initiative decides to stay the suspension.

The Panel’s decision to delist the Company’s common stock and warrants was based on the Company’s noncompliance with Nasdaq’s filing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its annual report on Form 20-F for the fiscal year ended February 28, 2021.

The Company is currently reviewing alternatives for continued trading of its securities in the United States. However, there can be no assurance that a market for the Company’s securities will develop. The Company is committed to provide updates on any material developments in this regard as they occur.

Press Release.

On February 2, 2022, the Company issued a press release regarding the Panel’s decision. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the audit of the Company’s financial statements (the “Audit”) and the filing of its annual report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks related to the completion of the Audit, the filing of the 2021 Annual Report, and the decision of the Listing Council with respect to any appeal of the Panel’s decision, as well as the risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the 2021 Annual Report before the conclusion of the appeal process, that the Listing Council will render a decision favorable to Triterras in its appeal, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Listing Council). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: February 2, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and Chief Executive Officer

Exhibit No.	Description

99.1	Press Release regarding Nasdaq Hearings Panel Decision